SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                           MINRAD INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    60443P103
                                 (CUSIP Number)


                               KEVIN B. KIMBERLIN
                             C/O SPENCER TRASK & CO.
                         535 MADISON AVENUE, 18TH FLOOR
                               NEW YORK, NY 10022
                               Tel: (212) 326-9200
                               Fax: (212) 751-3483

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   MAY 3, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.:  60443P103

1.   NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b)  x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  7,467,625 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  7,467,625  shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:  7,467,625

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.66%

14.  TYPE OF REPORTING PERSON:  IN

     The information reported in Item 5 hereof amends and supplements the information reported in Item 5 of the amended Schedule 13D filed by the Reporting Person on May 14, 2007 (the "May Schedule 13D"), relating to the common stock, $0.01 par value per share (the "Common Stock"), of Minrad International, Inc., a Delaware corporation (the "Company", formerly Technology Acquisition Corporation). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D filed on April 2, 2007 (the "April Schedule 13D").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 7,467,625 shares of Common Stock, which represents beneficial ownership of approximately 14.66% of the Common Stock. Specifically, Mr. Kimberlin may be deemed beneficially to own the 3,612,220 shares of Common Stock and the currently exercisable warrants to purchase up to 3,855,405 shares of Common Stock held by the Spencer Trask Entities in the aggregate. The percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 47,080,031 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of March 22, 2006 in its Form 10-KSB filed with the Securities and Exchange Commission (the "Commission") on March 29, 2007. Beneficial ownership has been determined in accordance with the rules of the Commission.

     The Reporting Person has sold 470,800 shares of Common Stock, as follows:

--------------------------------------------------------------------------------
Date                   Number of Shares Sold      Price per Share
--------------------------------------------------------------------------------

05/03/2007             150,000                        $6.10
--------------------------------------------------------------------------------

05/10/2007             320,800                        $5.80
--------------------------------------------------------------------------------


     (b) Mr. Kimberlin indirectly has the sole power to vote or direct the voting of, and dispose or direct the disposition of, all shares of Common Stock deemed to be beneficially owned by him.

     (c) On June 5, 2007, the Reporting Person sold 150,000 shares of Common Stock at a price of $5.90 per share.

     Incorporated by reference hereto is Amendment No. 5 to the Schedule 13D filed by the Reporting Person on June 15, 2007 and Amendment No. 7 to the
Schedule 13D filed by the Reporting Person on June 28, 2007 to report the above transaction.

     (d) With respect to the securities held by Fund I and Fund II, the investors of Fund I and Fund II have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. With respect to the securities held by each of the other Spencer Trask Entities, no person other than Mr. Kimberlin (indirectly) and such other Spencer Trask Entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2007


                                                     KEVIN B. KIMBERLIN


                                                     /s/ Kevin B. Kimberlin
                                                     ----------------------
                                                     Kevin B. Kimberlin